UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number 001-38995 CUSIP Number 86745K104

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sunnova Energy International Inc.
Full name of Registrant

Former name if Applicable

20 East Greenway Plaza, Suite 540
Address of Principal Executive Office (Street and number)
Houston, Texas 77046
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sunnova Energy International Inc., a Delaware corporation (the “Company”), is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “Form 10-Q”) within the prescribed time period.

As previously disclosed in various Current Reports on Form 8-K filed from January 24, 2025 to May 9, 2025, the Company has been engaged with third parties in discussions and negotiations relating to the indebtedness of the Company and its subsidiaries. Such engagement has resulted, among other things, in the entry into an additional debt facility, amendments to credit agreements to address events of default and the decision to defer an interest payment and the entry into forbearance agreements related to such interest payment deferral. Further, as previously disclosed in the Current Report on Form 8-K filed on April 11, 2025, the Company’s Board of Directors formed a Special Committee consisting solely of independent directors to, among other things, evaluate the Company’s capital structure, assets, liabilities, operations, liquidity, and general financial condition and to consider, evaluate, and negotiate transactions and/or other strategic alternatives for the Company and its stakeholders. Additionally, as previously disclosed in our Form 10-K filed on March 3, 2025, there are conditions that have raised substantial doubt about our ability to continue as a going concern. Finally, as previously disclosed in the Current Reports on Form 8-K filed on April 1, 2025 and May 2, 2025, the Company is currently engaged in discussions with various stakeholders regarding plans to reduce the Company’s debt and strengthen its overall financial flexibility, although no assurances can be given as to the timing or outcome of this process.

The foregoing discussions and negotiations have diverted management time and internal resources from the Company's processes for completing its disclosures in a manner that would permit a timely filing of the Form 10-Q within the extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. If the Company is unable to successfully implement its plans or receive adequate relief from its creditors, the Company is likely to seek protections available in a bankruptcy proceeding under the U.S. Bankruptcy Code.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul S. Mathews	(281)	829-1588
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-Q within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the fiscal quarter ended March 31, 2025 are anticipated to decline significantly from its results of operations for the fiscal quarter ended March 31, 2024 due to significant adverse developments that occurred with respect to the Company’s business and liquidity during the quarter. The Company's net loss went from $90.1 million for the fiscal quarter ended March 31, 2024 to $264.7 million for the fiscal quarter ended March 31, 2025. During the fiscal quarter ended March 31, 2025, the Company recognized a $96.0 million non-cash impairment related to certain intangible assets resulting from its homebuilder distribution channel.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, priorities, plans or intentions. All statements, other than statements of historical fact, are forward-looking statements. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the Company’s ability to continue as a going concern, obtain financing, access its existing financing availability, execute liability management transactions or otherwise meet its liquidity needs, successfully execute its business and financial strategies and the possibility of the Company filing for a restructuring under Chapter 11 of the U.S. Bankruptcy Code if the Company is unable to successfully implement its plans and the risks and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as amended. These forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company is under no obligation to, and expressly disclaims any responsibility to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Sunnova Energy International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2025	By:	/s/ Paul S. Mathews
Paul S. Mathews Chief Executive Officer